Exhibit 99.1

Cazoo Announces Upcoming Financial Reporting Dates

London & New York, March 21, 2022 — Cazoo Group Ltd (NYSE: CZOO) (“Cazoo” or “the Company”), Europe’s leading online car retailer, which makes buying and selling a car as simple and seamless as ordering any other product online, today announced the reporting date for its fourth quarter and fiscal year 2021 results, and the reporting date for its first quarter fiscal year 2022 results.

Fourth Quarter and Fiscal Year 2021

The Company will release its fourth quarter and fiscal year 2021 results before the U.S. stock market opens on Thursday, April 7, 2022. The Company will host a conference call at 8:00 a.m. Eastern Time that day.

Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

First Quarter Fiscal Year 2022

The Company will release its first quarter fiscal year 2022 results before the U.S. stock market opens on Tuesday, May 3, 2022. The Company will host a conference call at 8:00 a.m. Eastern Time that day.

Investors and analysts interested in participating in the call are invited to dial 1-877-704-6255, or for international callers, 1-215-268-9947. A webcast of the call will also be available on the investor relations page of the Company’s website at https://investors.cazoo.co.uk.

About Cazoo – www.cazoo.co.uk

Our mission is to transform the car buying and selling experience across the UK & Europe by providing better selection, value, transparency, convenience and peace of mind. Our aim is to make buying or selling a car no different to ordering any other product online, where consumers can simply and seamlessly buy, sell, finance or subscribe to a car entirely online for delivery or collection in as little as 72 hours. Cazoo was founded in 2018 by serial entrepreneur Alex Chesterman OBE, is backed some of the leading technology investors globally and is publicly traded (NYSE: CZOO).

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of the “safe harbour” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of Cazoo may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this press release, including but not limited to: (1) realizing the benefits expected from the business combination with Ajax I (the “Business Combination”); (2) achieving the expected revenue growth and effectively managing growth; (3) executing Cazoo’s expansion strategy in Europe; (4) acquiring and integrating other companies; (5) achieving and maintaining profitability in the future; (6) having access to suitable and sufficient vehicle inventory for resale to customers and for Cazoo’s subscription offering and reconditioning and selling inventory expeditiously and efficiently; (7) expanding Cazoo’s subscription offering; (8) increasing Cazoo’s service offerings and price optimization; (9) effectively promoting Cazoo’s brand and increasing brand awareness; (10) expanding Cazoo’s product offerings and introducing additional products and services; (11) enhancing future operating and financial results; (12) acquiring and protecting intellectual property; (13) attracting, training and retaining key personnel; (14) complying with laws and regulations applicable to Cazoo’s business; (15) successfully deploying the proceeds from the Business Combination; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the registration statement on Form F-1 and the prospectus included therein filed by Cazoo Group Ltd (f/k/a Capri Listco). The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the disclosure included in other documents filed by Cazoo from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Cazoo assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Cazoo gives no assurance that it will achieve its expectations.

Contacts

Investor Relations:

Cazoo: Robert Berg, Director of Investor Relations and Corporate Finance, investors@cazoo.co.uk

ICR: cazoo@icrinc.com

Media:

Cazoo: Lawrence Hall, Group Communications Director, lawrence.hall@cazoo.co.uk

Brunswick: Chris Blundell/Simone Selzer +44 20 7404 5959 / cazoo@brunswickgroup.com